Exhibit 99.1

CHINAEDU REPORTS THIRD QUARTER 2008 RESULTS

Strong 25.4% Increase in Net Revenue Year-Over-Year

with Third Quarter Net Revenue Exceeding Guidance

Live Conference Call to be held Tuesday, November 25, 2008

at 8 a.m. (Eastern) / 5 a.m. (Pacific) / 9 p.m. (Beijing/Hong Kong)

BEIJING, CHINA – November 24, 2008 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), an educational services provider in China, today announced its unaudited financial results for the quarter ended September 30, 2008.(1)

Third Quarter 2008 Highlights

	3 Months Ended
Period Ending Currency in thousands	September 30,2007	September 30,2008	Year over Year %
	RMB	RMB
Financial Data:
Net revenue	65,412	82,004	25.4%
Gross profit	35,647	50,803	42.5%
Goodwill impairment	16,192	17,857	10.3%
Income (loss) from operations	(11,696)	(1,484)	N/A
Adjusted income (loss) from operations (Non-GAAP)	11,874	21,442	80.6%
Adjusted EBITDA (Non-GAAP)	14,004	24,589	75.6%
Net income (loss)	(19,424)	(15,309)	N/A
Adjusted net income (loss) (Non-GAAP)	3,237	7,423	129.3%
Operating Data:
Revenue students for online degree program services	100,000	125,000	25.0%

•                  Total net revenue increased by 25.4% to RMB82.0 million ($12.1 million) in the third quarter, as compared to RMB65.4 million in the corresponding quarter of 2007.

•                  Net revenue from online degree programs increased by 34.4% to RMB65.4 million ($9.6 million) in the third quarter, as compared to RMB48.6 million in the corresponding quarter of 2007.  Revenue from online degree program services in the third quarter of 2008 continued to benefit from a 25% year-over-year increase in spring semester enrollments to 125,000 students in 2008 from 100,000 students in the spring semester of 2007.

•                  Gross margin increased to 62.0% in the third quarter, as compared to 54.5% in the corresponding period of 2007.

(1) This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.7899 to $1.00, the noon buying rate in effect on September 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.  The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.  For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

•                  Gross margin for the online degree programs also increased to 70.5% in the third quarter, as compared to 61.9% in the corresponding quarter of last year.

•                  A goodwill impairment charge of RMB17.9 million ($2.6 million) with respect to our international curriculum program was incurred in the third quarter.  The goodwill impairment is a one-time, non-cash charge and management does not believe the fundamental operations of the program have been affected by the impairment.

•                  Income (loss) from operations in the third quarter was a loss of RMB1.5 million (-$0.2 million), which improved significantly compared to a loss of RMB11.7 million in the corresponding period of 2007, despite being negatively impacted by a goodwill impairment charge of RMB17.9 million ($2.6 million) with respect to the international curriculum program.

•                  Adjusted income from operations, which is a non-GAAP measure defined as income from operations excluding certain non-cash items, including share-based compensation, amortization, goodwill impairment, one-time accounts receivable write-off (in the third quarter of 2007), and currency exchange loss, increased to RMB21.4 million ($3.2 million) in the third quarter of 2008 as compared to RMB11.9 million in the corresponding period in 2007.  Adjusted operating margin (adjusted income from operations as a percentage of net revenue) thus expanded significantly to 26.1% in the third quarter, as compared to 18.2% in the corresponding quarter in 2007.

•                  Adjusted EBITDA, which is a non-GAAP measure defined as earnings before minority interest, interest, taxes, depreciation, amortization, share-based compensation, goodwill impairment, one-time accounts receivable write-off (in the third quarter of 2007), and currency exchange loss, increased by 75.6% to RMB24.6 million ($3.6 million) in the third quarter, as compared to RMB14.0 million in the third quarter of 2007.  Adjusted EBITDA margin (adjusted EBITDA as a percentage of net revenue) also expanded significantly to 30.0% as compared to 21.4% in the corresponding period in 2007.

•                  Net income in the third quarter was a loss of RMB15.3 million (-$2.3 million), which improved by RMB4.1 million as compared to a loss of RMB19.4 million in the third quarter of 2007, despite the negative impact of the goodwill impairment charge discussed above.

•                  Adjusted net income, a non-GAAP measure defined as net income share-based compensation, amortization, goodwill impairment, one-time accounts receivable write-off (in the third quarter of 2007), and currency exchange loss, increased to RMB7.4 million ($1.1 million) in the third quarter, as compared to RMB3.2 million in the corresponding period in 2007.

•                  For the nine months ended September 30, 2008, total net revenue increased by 24.7% to RMB231.2 million ($34.0 million) and gross margin increased to 65.9%, as compared to RMB185.4 million and 61.3%, respectively, for the nine months ended September 30, 2007.

“We are pleased to report another quarter of strong execution and consistent growth.  Despite a non-cash goodwill impairment charge incurred during the third quarter, our third quarter financial results reflect strong underlying operations and our ability to continue to deliver strong results,” said Ms. Julia Huang, ChinaEdu’s Chairman and Chief Executive Officer.  “Our 62.0% gross margin was fueled mainly by our online degree program, which recorded a gross margin of 70.5% for the quarter and 74.1% for the first nine months of the year.”

“In addition, we continued to expand our learning center network.  By the end of the third quarter, we increased our franchised learning center network to 23, as compared to 12 at the end of the second quarter of 2008, and our total number of learning centers (including our 10 proprietary learning centers) increased to 33.  Furthermore, as previously disclosed in July, we signed recruiting and technology contracts with eight new universities during the third quarter, and we recently signed one more contract since the end of the quarter with Xiamen University.  We are also very pleased to announce that this month we signed a long-term exclusive agreement with Guangxi Radio and Television University to build learning centers, which we believe will help us build our learning center network in Guangxi province,” Ms. Huang added.

Financial Results for the Third Quarter Ended September 30, 2008

Net Revenue

Total net revenue for the third quarter of 2008 was RMB82.0 million ($12.1 million), representing an increase of 25.4% as compared to the corresponding period in 2007.  Net revenue from online degree programs, the Company’s core business segment, was RMB65.4 million ($9.6 million) for the third quarter of 2008, representing a 34.4% increase compared with RMB48.6 million for the corresponding period in 2007.  This increase was primarily attributable to the continued benefit of our strong spring semester enrollments in which revenue students(2) increased by 25% year–over-year from 100,000 students in spring semester of 2007 to 125,000 students in the spring semester of 2008.

Net revenue from our private primary secondary schools also recorded strong growth, primarily attributable to the completion of Anqing School’s new campus construction, which resulted in increased fall semester enrollments.  Net revenue for this segment for the third quarter was RMB4.9 million ($0.7 million), representing an increase of 40.5% as compared to the third quarter of 2007.

Net revenue from the online tutoring programs was RMB3.6 million ($0.5 million) for the third quarter, representing a 17.1% decrease from RMB4.4 million in the third quarter of 2007.  The decrease was primarily attributable to a reorganization at the division which in the short term led to a negative impact on net revenue.

Net revenue from the international curriculum division was RMB8.2 million ($1.2 million) for the third quarter of 2008, representing an 8.7% decrease from RMB9.0 million for the corresponding period in 2007 due to a loss of certain partners as a result of the new government regulatory environment.  We are seeking new partners for the international curriculum program in order to maintain future growth of the segment.

Cost of revenue

Total cost of revenue was RMB31.2 million ($4.6 million) for the third quarter, representing an increase of 4.8% as compared to RMB29.8 million in the corresponding period in 2007.  Cost of

(2) “Revenue students” refer to students of the university online degree programs that have paid tuition during the applicable period.

revenue for online degree programs was RMB19.3 million ($2.8 million) in the third quarter, representing an increase of 3.8% as compared to RMB18.6 million in the third quarter of 2007.  When compared to the 34.4% increase in revenue from online degree programs, the increase in cost of revenue was much smaller and our gross margin continued to expand significantly, which further demonstrates the scalability of our online service model.  Cost of revenue for non-online degree program services was RMB11.9 million ($1.8 million) in the third quarter of 2008, representing a 6.5% increase from RMB11.2 million in the third quarter of 2007.  This moderate increase was attributable primarily to a one-time benefit payment for faculty members at one of our private schools.

Gross Profit

Gross profit for the third quarter of 2008 was RMB50.8 million ($7.5 million), representing a gross margin of 62.0%, which represents a significant increase as compared to gross profit and gross margin of RMB35.6 million and 54.5%, respectively, in the third quarter of 2007.  The increase in gross margin for the third quarter was primarily due to profit margin improvement in the Company’s online degree program, which improved to 70.5% in the third quarter, as compared to 61.9% in the third quarter of 2007.

Operating Expenses

Total operating expenses were RMB52.3 million ($7.7 million) for the third quarter, representing a 10.4% increase as compared to RMB47.3 million for the corresponding period in 2007.  This increase was attributable primarily to an increase in our selling and marketing expenses.

•                  General and administrative (G&A) expenses were RMB20.2 million ($3.0 million) for the third quarter, which represented a minor decrease from RMB20.8 million for the third quarter of 2007.

•                  Selling and marketing expenses were RMB8.8 million ($1.3 million) for the third quarter, representing an increase of 85.7% from RMB4.7 million for the corresponding period in 2007.  This increase is attributable primarily to a television marketing campaign for our online tutoring programs as well as a one-time marketing event at one of our collaborative alliances.(3)

•                  Research and development (R&D) expenses for the third quarter were RMB5.5 million ($0.8 million), which remained relatively flat as compared to RMB5.6 million for the corresponding period in 2007.

•                  A goodwill impairment charge was incurred with respect to the international curriculum program in the third quarter, which resulted in a one-time, non-cash charge of RMB17.9 million ($2.6 million).  In assessing whether a charge for impairment with respect to the international curriculum program was required, the Company used both the income approach and market approach to determine the fair value of the program.  For the income approach, the Company

(3) “Collaborative alliance” or “Collaborative alliances” refer to the subsidiary or subsidiaries that the Company formed with certain university partners to provide services to their online degree programs, which subsidiaries are majority owned by the Company.

reduced its prior growth projections for the international curriculum programs due to new government regulatory environment in place since 2007, which caused a decrease in the number of local school partners.  Management is currently seeking new partners for the program and believes that the long-term growth of the international curriculum program can be maintained.  For the market approach, current stock performance of selected U.S. publicly traded competitors was weighed in the assessment of the fair value of the international curriculum programs.  As a result of the overall stock market decline, these competitors’ lower per share stock valuations contributed to a decreased fair value assessment of the international curriculum program.  Despite the goodwill impairment charge, management continues to believe in the fundamentals of the international curriculum program and the program has continued to provide positive cash flows.

•                  Share-based compensation, which was allocated to the related cost of revenue and operating expense line item, was RMB1.5 million ($0.2 million) in the third quarter, representing a 26.6% increase from RMB1.2 million for the corresponding period in 2007.  This was attributable to an increase in the number of options granted in the first quarter of 2008, which in turn increased share-based compensation for the third quarter of 2008, as compared for the corresponding period in 2007.

Income (loss) from Operations

Loss from operations was RMB1.5 million (-$0.2 million) for the third quarter, which improved significantly as compared to a loss of RMB11.7 million for the corresponding period in 2007.  Adjusted income from operations excluding share-based compensation, amortization of intangible assets, goodwill impairment, one-time accounts receivable write-off (in the third quarter of 2007), and currency exchange loss, increased by 80.6% to RMB 21.4 million ($3.2 million) for the third quarter, as compared to RMB11.9 million in the corresponding period in 2007.

Adjusted operating margin expanded significantly to 26.1% in the third quarter, as compared to 18.2% in the corresponding quarter in 2007.  We believe these non-GAAP measures of adjusted income from operations and adjusted operating margin measures are helpful to investors as a measure of our operational performance.

Interest income

Interest income increased by 350.8% to RMB2.3 million ($0.3 million) in the third quarter, as compared to RMB0.5 million in the corresponding quarter of 2007.  This increase was attributable primarily to the interest income earned on the net proceeds from the Company’s initial public offering completed in December 2007.

Income Tax Expense and Minority Interest

Income tax expense for the third quarter was RMB8.8 million ($1.3 million), representing a 250.1% increase from RMB2.5 million for the corresponding period in 2007.  Most of our subsidiaries and affiliate companies were qualified under prior tax laws and regulations as “new and high technology enterprises,” and therefore received certain tax exemptions and a preferential tax rate.  Under the new Chinese Enterprise Income Tax Regulation, which became effective in 2008, the statutory tax rate for all enterprises in China is 25%, except for enterprises who have obtained the newly implemented “new and high technology enterprises” status in order to qualify for the 15% preferential tax rate.  We are in the process of re-applying for the newly implemented “new and high technology enterprise” status; however, until we receive official approval of this status, the Company must use the 25% statutory tax rate instead of the current preferential tax rate.  As a result, the effective income tax rate applicable to the Company has been significantly higher in the third quarter of 2008 than during the corresponding period in 2007.

Minority interest was RMB7.4 million ($1.1 million) in the third quarter, representing a 46.0% increase, as compared to RMB5.1 million in the corresponding period in 2007, primarily attributable to the increased profitability of our collaborative alliances.

Net Income

ChinaEdu reported a net loss of RMB15.3 million (-$2.3 million) in the third quarter, which improved from a loss of RMB19.4 million in the corresponding period in 2007.  The loss in the third quarter was attributable primarily to the goodwill impairment charge and the adoption of the new income tax rate, both as discussed above.  Diluted earnings per ordinary share for the third quarter of 2008 were a loss of RMB0.26 (-$0.04) and improved by RMB0.21 per share, as compared to a loss of RMB0.47 in the corresponding period of 2007, which change was primarily attributable to higher net revenue gross margin and operating margin during the third quarter of 2008.

Adjusted net income, which is a non-GAAP measure defined as net income excluding share-based compensation, amortization, goodwill impairment, one-time accounts receivable write-off (in the third quarter of 2007), and currency exchange loss, increased to RMB7.4 million ($1.1 million) for the third quarter, as compared to RMB3.2 million in the corresponding period of 2007.

Deferred Revenue

Deferred revenue at the end of the third quarter of 2008 was RMB33.2 million ($4.9 million), with current deferred revenue of RMB25.9 million ($3.8 million) and non-current deferred revenue of RMB7.3 million ($1.1 million).  Deferred revenue at the end of the third quarter decreased significantly compared to deferred revenue of RMB86.8 million at the end of the second quarter 2008, due to the seasonality of enrollments, which results in tuition being received generally during the second quarter (spring term) and the fourth quarter (fall term) of each year.

Cash and Cash Equivalents

As of September 30, 2008, ChinaEdu reported cash and cash equivalents of RMB303.3 million ($44.7 million), which primarily consisted of cash-on-hand, demand deposits and term deposits with maturity periods of three months or less.

Term Deposit and Amount Due from Related Parties

Term deposits and the amount due from related parties (which represents cash owed to us by our collaborative alliance partners) amounted to RMB104.5 million ($15.4 million) and RMB127.5 million ($18.8 million), respectively, at September 30, 2008.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA was RMB24.6 million ($3.6 million) for the third quarter, representing an increase of 75.6% as compared to RMB14.0 million in the third quarter of 2007.  Adjusted EBITDA margin expanded significantly to 30.0% as compared to 21.4% in the corresponding period in 2007.

Year-to-Date Financial Results

For the nine months ended September 30, 2008, the Company reported total net revenue of RMB231.2 million ($34.0 million), representing an increase of 24.7%, as compared to RMB185.4 million in the corresponding period in 2007, which was primarily driven by strong enrollment growth at our online degree programs.  Total net revenue for the nine months ended September 30, 2008 consisted of RMB185.4 million ($27.3 million) in net revenue from online degree programs and RMB45.7 million in net revenue from non-online degree programs.  For the first nine months of 2008, total cost of revenue was RMB78.7 million ($11.6 million), representing an increase of 9.6%, as compared to RMB71.8 million in the corresponding period in 2007.

Gross profit of RMB152.4 million ($22.5 million) was 65.9% of total revenue for the first nine months of 2008, as compared to RMB113.6 million, or 61.3% of total revenue, for the first nine months of 2007.  Total operating expenses were RMB118.2 million ($17.4 million), representing an increase of 28.5%, as compared to RMB92.0 million for the first nine months of 2007.

Adjusted income from operations excluding share-based compensation, amortization, goodwill impairment, one-time accounts receivable write-off (in the third quarter of 2007), and currency exchange gain or loss increased to RMB63.7 million ($9.4 million) for the nine months ended September 30, 2008, representing an increase of 25.7% from RMB50.7 million in the first nine months of 2007.

ChinaEdu reported a net loss of RMB4.0 million (-$0.6 million) in the first nine months of 2008, which improved significantly as compared to a net loss of RMB7.0 million in the first nine months of 2007.  Diluted earnings per ordinary share for the nine months ended September 30, 2008 were a loss RMB0.07, which improved by RMB0.10 per share, as compared to a loss of RMB0.17 per share for the nine months ended September 30, 2007.

2008 Fourth Quarter Total Net Revenue Guidance

ChinaEdu expects its total net revenue in the fourth quarter of 2008 to be in the range of RMB82 million ($12.0 million) to RMB85 million ($12.4 million).  This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call

ChinaEdu senior management will host a conference call on Tuesday, November 25, 2008 at 8:00 a.m. U.S. Eastern time / 5:00 a.m. U.S. Pacific time / 9:00 p.m. Beijing/Hong Kong time.

Dial-in information for the live earnings conference call is as follows: +1-866-202-3048 (U.S.) / +1-617-213-8843 (International), and entering the passcode: CEDU.  A telephone replay of the conference call will be available until December 2, 2008 by dialing +1-888-286-8010 (U.S.) or 1.617.801.6888 (International) and entering passcode: 59657267.  A live and archived webcast may also be accessed via the Internet at http://ir.chinaedu.net.

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation, amortization of intangible assets, goodwill impairment, one-time accounts receivable write-off and currency exchange loss.  The Company also uses adjusted EBITDA, which is also a non-GAAP measure and is adjusted from GAAP results of net income to exclude minority interest, interest, taxes, depreciation, amortization, share-based compensation, goodwill impairment, one-time accounts receivable write-off and currency exchange loss.  These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future.  These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has strategic relationships with 22 universities to operate online degree programs, 12 of which are under long-term, exclusive contracts that vary from 15 to 50 years in length.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus filed with the Securities and Exchange Commission on December 11, 2007, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contacts:

Lily Liu, CFO

ChinaEdu Corporation

Phone: +86 10 8418 6655 ext.1002

E-mail: ir@chinaedu.net

S. Jimmy Xia, IR Manager

ChinaEdu Corporation

Phone: +86 10 8418 6655 ext.1150

E-mail: ir@chinaedu.net

ChinaEdu Corporation

Unaudited Condensed Consolidated Balance Sheets

(in thousands)	December 31,2007	September 30,2008	September 30,2008
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	497,114	303,329	44,674
Accounts receivable, net	1,238	5,555	818
Term deposit	6,042	104,500	15,391
Prepaid expenses and other current assets	17,492	18,886	2,781
Amounts due from related parties	105,522	127,481	18,775
Deferred tax assets	9,521	597	88
Total current assets	636,929	560,348	82,527
Cost method investment	1,210	1,210	178
Land use rights, net	26,949	26,525	3,907
Property and equipment, net	130,745	161,111	23,728
Deposits paid for acquisition of property and equipment	2,025	6,003	884
Intangible assets, net	105,852	102,746	15,132
Deferred tax assets	1,416	1,416	209
Rental deposits	1,623	1,065	157
Goodwill	73,319	61,334	9,033
Total assets	980,068	921,758	135,755

Liabilities, minority interest and shareholders’ equity
Current liabilities:
Accounts payable	2,773	8,312	1,224
Deferred revenues	83,816	25,946	3,821
Accrued expenses and other current liabilities	42,096	35,393	5,213
Amounts due to related parties	28,316	59,070	8,700
Income taxes payable	22,455	32,473	4,783
Other taxes payable	6,666	6,721	990
Total current liabilities	186,122	167,915	24,731
Long term debt	25,724	—	—
Deferred revenues	3,124	7,254	1,068
Deferred tax liabilities	24,036	23,310	3,433
Unrecognized tax benefit	4,332	4,601	678
Total liabilities	243,338	203,080	29,910

Minority interests	57,996	74,294	10,942

Total shareholders’ equity	678,734	644,384	94,903
Total liabilities, minority interest, and shareholders’ equity	980,068	921,758	135,755

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended				Nine Months Ended
(in thousands, except for percentage and share, per share information)	September 30,2007	June 30,2008	September 30,2008	September 30,2008	September 30,2007	September 30,2008	September 30,2008
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net Revenue:
Online degree programs	48,647	65,124	65,359	9,626	137,372	185,443	27,312
International curriculum programs	8,957	6,587	8,178	1,204	24,794	22,307	3,285
Online tutoring programs	4,351	4,078	3,609	532	13,525	10,964	1,615
Private primary and secondary schools	3,457	3,732	4,858	715	9,684	12,466	1,836
Total net revenue	65,412	79,521	82,004	12,077	185,375	231,180	34,048

Cost of revenue:
Online degree programs	18,557	13,461	19,266	2,837	42,298	48,029	7,074
International curriculum programs	7,528	5,674	5,949	876	18,840	16,388	2,414
Online tutoring programs	1,031	995	852	125	3,155	2,574	379
Private primary and secondary schools	2,649	3,249	5,134	756	7,530	11,744	1,730
Total cost of revenue	29,765	23,379	31,201	4,594	71,823	78,735	11,597

Gross profit:
Online degree programs	30,090	51,663	46,093	6,789	95,074	137,414	20,238
International curriculum programs	1,429	913	2,229	328	5,954	5,919	871
Online tutoring programs	3,320	3,083	2,757	407	10,370	8,390	1,236
Private primary and secondary schools	808	483	(276)	(41)	2,154	722	106
Total gross profit	35,647	56,142	50,803	7,483	113,552	152,445	22,451

Online degree programs	61.9%	79.3%	70.5%	70.5%	69.2%	74.1%	74.1%
International curriculum programs	16.0%	13.9%	27.3%	27.3%	24.0%	26.5%	26.5%
Online tutoring programs	76.3%	75.6%	76.4%	76.4%	76.7%	76.5%	76.5%
Private primary and secondary schools	23.4%	12.9%	-5.7%	-5.7%	22.2%	5.8%	5.8%
Gross margin	54.5%	70.6%	62.0%	62.0%	61.3%	65.9%	65.9%

Operating expenses:
General and administrative	20,824	20,404	20,150	2,968	50,787	61,469	9,053
Selling and marketing	4,722	7,017	8,770	1,292	10,786	21,649	3,188
Research and development	5,605	5,830	5,510	811	14,203	17,238	2,539
Goodwill impairment	16,192	—	17,857	2,630	16,192	17,857	2,630
Total operating expenses	47,343	33,251	52,287	7,701	91,968	118,213	17,410
Income (loss) from operations	(11,696)	22,891	(1,484)	(218)	21,584	34,232	5,041
Operating margin	-17.9%	28.8%	-1.8%	-1.8%	11.6%	14.8%	14.8%

Other income (expense)	—	—	—	—	394	—	—
Other non operating income	—	2,116	121	18	—	2,388	352
Interest income	516	2,605	2,326	343	1,720	7,679	1,131
Interest expense	(674)	(585)	(106)	(16)	(1,655)	(1,297)	(191)
Income (loss) before income tax provisions and minority interest	(11,854)	27,027	857	127	22,043	43,002	6,333

Income tax expense	(2,505)	(9,425)	(8,769)	(1,291)	(12,484)	(23,094)	(3,401)
Minority interest, net of taxes	(5,065)	(8,415)	(7,397)	(1,089)	(16,509)	(23,943)	(3,526)
Net income (loss)	(19,424)	9,187	(15,309)	(2,253)	(6,950)	(4,035)	(594)
Net margin	-29.7%	11.6%	-18.7%	-18.7%	-3.7%	-1.7%	-1.7%

Net income (loss) per share:
Basic	(0.47)	0.16	(0.26)	(0.04)	(0.17)	(0.07)	(0.01)
Diluted	(0.47)	0.15	(0.26)	(0.04)	(0.17)	(0.07)	(0.01)

Net income (loss) per ADS:
Basic	(1.41)	0.48	(0.78)	(0.12)	(0.51)	(0.21)	(0.03)
Diluted	(1.41)	0.45	(0.78)	(0.12)	(0.51)	(0.21)	(0.03)

Weighted average aggregate number of ordinary shares outstanding:
Basic	41,722,746	58,434,407	57,913,939	57,913,939	41,178,412	58,259,651	58,259,651
Diluted	41,722,746	61,813,068	57,913,939	57,913,939	41,178,412	58,259,651	58,259,651

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended				Nine Months Ended
(in thousands)	September 30,2007	June 30,2008	September 30,2008	September 30,2008	September 30,2007	September 30,2008	September 30,2008
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income	(19,424)	9,187	(15,309)	(2,253)	(6,950)	(4,035)	(594)
Minority interest	5,065	8,415	7,397	1,089	16,509	23,943	3,526
Share-based compensation	1,180	1,671	1,494	220	2,495	3,548	523
Depreciation	1,997	2,903	3,005	443	5,998	8,642	1,273
Amortization of land use rights	133	141	142	21	392	424	62
Amortization of intangible assets	2,167	2,262	2,142	315	6,381	6,659	981
Goodwill impairment	16,192	—	17,857	2,630	16,192	17,857	2,630
Accounts receivable write-off	4,031	—	—	—	4,031	—	—
FA write down	688	—	—	—	688	—	—
Other income	—	—	—	—	(394)	—	—
Interest expense	(1,151)	—	—	—	(170)	—	—
Deferred income taxes	523	1,281	787	116	5,257	7,924	1,167
Accounts receivable	625	(12,324)	8,167	1,203	11,153	(4,320)	(636)
Prepaid expenses and other current assets	(2,889)	8,093	3,610	532	(10,273)	4,317	636
Amounts due from related parties	16,123	(98,677)	41,085	6,051	(2,341)	(22,003)	(3,241)
Rental deposits	(272)	(266)	(4)	(1)	(951)	558	82
Accounts payable	(776)	91	190	28	(5,104)	134	20
Deferred revenues	(46,668)	57,371	(53,603)	(7,895)	(51,044)	(53,715)	(7,911)
Accrued expenses and other current liabilities	(4,542)	2,283	1,629	240	(1,041)	(6,202)	(913)
Amounts due to related parties	6,350	24,705	12,081	1,779	15,630	24,734	3,643
Unrecognized tax benefit	134	136	—	—	454	269	40
Other taxes payable	437	2,156	2,206	325	731	55	8
Income tax payable	1,847	7,970	9,229	1,359	449	10,017	1,475
Net cash provided by (used in) operating activities	(18,230)	17,398	42,105	6,202	8,092	18,806	2,771

Investing activities:
Purchase of business	—	(4,000)	(2,700)	(398)	(22,520)	(6,700)	(987)
Purchase of land use right	(694)	—	—	—	(694)	—	—
Purchase of property and equipment	(7,910)	(11,240)	(11,853)	(1,746)	(25,018)	(31,578)	(4,651)
Deposits paid for acquisition of property and equipment	(1,952)	(979)	(5,024)	(740)	(28,624)	(6,034)	(889)
Purchase of term deposit	40,853	(25,000)	(71,500)	(10,530)	(200)	(98,458)	(14,501)
Purchase of contractual right	—	(1,225)	—	—	(3,430)	(1,225)	(180)
Proceeds from disposal of property and equipment	—	—	—	—	—	31	5
Net cash used in investing activities	30,297	(42,444)	(91,077)	(13,414)	(80,486)	(143,964)	(21,203)

Financing activities:
Proceeds from issuance of Series D convertible preferred shares	18,187	—	—	—	72,259	—	—
Proceeds from excerise of warrants	2,261	—	—	—	2,261	—	—
Collection of subscription receivable	1,207	—	—	—	2,324	—	—
Repurchase of ordinary shares	(12,901)	—	(14,725)	(2,169)	(62,948)	(14,725)	(2,169)
Repurchase of series B	(640)	—	—	—	(640)	—	—
Repayment of convertible notes	—	—	—	—	(3,151)	—	—
Repayment of long-term loan	—	(1,091)	(23,568)	(3,472)	—	(25,724)	(3,789)
Cash dividends paid to minority shareholders	—	—	(4,050)	(596)	(7,230)	(4,050)	(596)
Capital contributions by minority shareholders	—	1,225	—	—	2,030	1,225	180
Proceeds from excerise of options	—	—	404	60	—	404	60
Prepayment for share repurchase	—	—	(5,751)	(847)	—	(5,751)	(847)
Issurance of ordinary shares	—	—	—	—	48,447	—	—
Net cash provided by (used in) financing activities	8,114	134	(47,690)	(7,024)	53,352	(48,621)	(7,161)

Effect of foreign exchange rate changes	(160)	(6,330)	(746)	(110)	(439)	(20,006)	(2,947)

CASH AND CASH EQUIVALENTS, beginning of period	108,813	431,979	400,737	59,020	148,315	497,114	73,214

CASH AND CASH EQUIVALENTS, end of period	128,834	400,737	303,329	44,674	128,834	303,329	44,674

Net increase (decrease) in cash	20,021	(31,242)	(97,408)	(14,346)	(19,481)	(193,785)	(28,540)

ChinaEdu Corporation

Reconciliations of non-GAAP results of operations measures to GAAP measures

	Three Months Ended				Nine Months Ended
(in thousands, unaudited)	September 30,2007	June 30,2008	September 30,2008	September 30,2008	September 30,2007	September 30,2008	September 30,2008
	RMB	RMB	RMB	US$	RMB	RMB	US$

Income (loss) from operations
GAAP Result	(11,696)	22,891	(1,484)	(218)	21,584	34,232	5,041
Share-based compensation	1,180	1,671	1,494	220	2,495	3,548	523
Exchange loss	—	—	1,433	211	—	1,433	211
Amortization of intangible assets	2,167	2,262	2,142	315	6,381	6,659	981
Goodwill impairment	16,192	—	17,857	2,630	16,192	17,857	2,630

Accounts receivable write-off from prior owner of International Curriculum Program	4,031	—	—	—	4,031	—	—

Adjusted income (loss) from operations (Non-GAAP)	11,874	26,824	21,442	3,158	50,683	63,729	9,386
Adjusted operating margin	18.2%	33.7%	26.1%	26.1%	27.3%	27.6%	27.6%

Net income (loss)
GAAP Result	(19,424)	9,187	(15,309)	(2,253)	(6,950)	(4,035)	(594)
Share-based compensation	1,180	1,671	1,494	220	2,495	3,548	523
Exchange loss	—	—	1,433	211	—	1,433	211
Minority interest for Share-based compensation	(273)	(305)	(194)	(29)	(509)	(583)	(86)
Amortization of intangible assets	2,167	2,262	2,142	315	6,381	6,659	981
Goodwill impairment	16,192	—	17,857	2,630	16,192	17,857	2,630
Accounts receivable write-off from prior owner of International Curriculum Program	4,031	—	—	—	4,031	—	—
Deferred tax benefit for accounts receivable write-off from prior owner of International Curriculum Programs	(636)	—	—	—	(636)	—	—

Adjusted net income (loss) (Non-GAAP)	3,237	12,815	7,423	1,094	21,004	24,879	3,665
Adjusted net margin	4.9%	16.1%	9.1%	9.1%	11.3%	10.8%	10.8%

ChinaEdu Corporation

Reconciliation from net income to adjusted EBITDA (*)

	Three Months Ended				Nine Months Ended
(in thousands, unaudited)	September 30,2007	June 30,2008	September 30,2008	September 30,2008	September 30,2007	September 30,2008	September 30,2008
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss)	(19,424)	9,187	(15,309)	(2,253)	(6,950)	(4,035)	(594)
Minority interest	5,065	8,415	7,397	1,089	16,509	23,943	3,526
Income tax provision	2,505	9,425	8,769	1,291	12,484	23,094	3,401
Exchange loss	—	—	1,433	211	—	1,433	211
Interest income and other,net	158	(4,136)	(2,341)	(345)	(459)	(8,770)	(1,292)
Depreciation	1,997	2,903	3,005	443	5,998	8,642	1,273
Intangible Amortization	2,167	2,262	2,142	315	6,381	6,659	981
Land use right amortization	133	141	142	21	392	424	62
Goodwill impairment	16,192	—	17,857	2,630	16,192	17,857	2,630
Accounts receivable write-off	4,031	—	—	—	4,031	—	—
Share-based compensation	1,180	1,671	1,494	220	2,495	3,548	523

Adjusted EBITDA	14,004	29,868	24,589	3,622	57,073	72,795	10,721
Adjusted EBITDA margin	21.4%	37.6%	30.0%	30.0%	30.8%	31.5%	31.5%

(*) Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, share-based compensation, exchange loss, minority interest, goodwill impairment and accounts receivable write-off.